UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2025

COMMISSION FILE NUMBER: 001-33373

CAPITAL CLEAN ENERGY CARRIERS CORP.

(Translation of registrant’s name into English)

3 Iassonos Street

Piraeus, 18537 Greece

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form  40-F ☐

On January 27, 2025, Capital Clean Energy Carriers Corp. (the “Company”) entered into an Open Market Sale AgreementSM (the “Sales Agreement”) with Jefferies LLC (“Jefferies”), as sales agent. Pursuant to the terms of the Sales Agreement, the Company may issue and sell from time to time its common shares, par value $0.01 per share, through Jefferies, acting as sales agent or principal. Pursuant to the Company’s prospectus supplement filed on January 27, 2025, the Company may issue and sell its common shares having an aggregate offering price of up to $75.0 million (the “Shares”).

Under the Sales Agreement, Shares will be offered and sold pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-282610) filed with the Securities and Exchange Commission (the “SEC”) on October 11, 2024, declared effective by the SEC on October 24, 2024. In addition, under the Sales Agreement, sales of Shares may be made by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended.

The Company will pay Jefferies a commission rate of up to 2.5% of the gross proceeds from each sale of Shares and has agreed to provide Jefferies with customary indemnification and contribution rights. The Company will also reimburse Jefferies for certain specified expenses in connection with entering into the Sales Agreement. The Company has no obligation to sell any of the Shares under the Sales Agreement and may at any time suspend the offering of its common shares upon notice and subject to other conditions. The Sales Agreement contains customary representations, warranties and agreements by the Company, other obligations of the parties and termination provisions.

The Company intends to use the net proceeds from the sale of any Shares sold under the Sales Agreement, if any, together with its existing cash, cash equivalents and investments for general corporate purposes, which may include, among other things, (i) acquisitions, including vessel acquisitions, (ii) paying or refinancing all or a portion of the Company’s indebtedness outstanding at the time or (iii) funding working capital or capital expenditures. As of the date hereof, the Company cannot predict with certainty all of the particular uses for the net proceeds from the sale of any Shares sold under the Sales Agreement, if any. As a result, the Company’s management will have broad discretion regarding the timing and application of the net proceeds from the sale of any Shares sold under the Sales Agreement, if any.

A copy of the Sales Agreement is filed as Exhibit 1.1 to this Form 6-K, and the description of the terms of the ATM Agreement in this Form 6-K is qualified in its entirety by reference to such exhibit. A copy of the opinion of Watson Farley and Williams LLP, Marshall Islands counsel to the Company, as to the validity of the Shares is attached as Exhibit 5.1 hereto.

This Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any Shares, nor shall there be any sale of Shares in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-282610).

Exhibits.

Number	Description

1.1	Open Market Sale AgreementSM dated January 27, 2025 by and between Capital Clean Energy Carriers Corp. and Jefferies LLC.

5.1	Opinion of Watson Farley and Williams LLP, Marshall Islands counsel to Capital Clean Energy Carriers Corp., as to the validity of the securities being issued.

23.1	Consent of Watson Farley and Williams LLP, Marshall Islands counsel to Capital Clean Energy Carriers Corp. (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL CLEAN ENERGY CARRIERS CORP.
Dated: January 27, 2025

/s/ Gerasimos (Jerry) Kalogiratos
	Name:	Gerasimos (Jerry) Kalogiratos
	Title:	Chief Executive Officer